Invest in EveryDay Contacts, Inc.

An affordable premium contact lens exclusively available from your Eye Doctor



EVERYDAYCONTACTS.COM ALBUQUERQUE NM

Retail   Main Street   Technology   Healthcare   Product

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Why you may want to invest in us...

1 Solving a $470M prescription "walk" problem for independent eye care professionals

2 Introducing a premium contact lens with a proprietary comfort coating to provide a better experience

3 Scalable business model that we hope to grow to $20M in revenue 24 months post launch

4 Committed to the role of the eye doctor in contact lens user experience (it's in our bylaws)

5 Providing consumers a premium daily disposable lens through an affordable, convenient subscription

6 World-class medical advisory board

7 Product completed, pending clinical trial and FDA approval

Why investors ❤ us

WE'VE RAISED $1,700,059 SINCE OUR FOUNDING

 *Everyday Contacts supports the independent eye care practitioner with superior products and service. In an increasingly fragmented and disrupted contact lens environment it is important to maintain and strengthen the doctor - patient relationship. The team has demonstrated a thoughtfulness and attention to detail that is both required and impressive. It is my pleasure and privilege to be associated with this exciting and innovative company.*

Thomas Arnold Thomas Arnold, OD; Memorial Eye Center - Sugar Land

LEAD INVESTOR   INVESTING $15,000 THIS ROUND

Our team

 **Lawrence Chavez**
CEO
Passionate innovator focused on meaningful innovation. Co-founder of Lotus Leaf Coatings, advanced materials company and inventor of EDC coating tech. Previously, venture partner with Flywheel Ventures & interim CFO with semiconductor test company.


 **Paul Butler**
COO
Paul was the COO of Lumidigm prior to and during the acquisition of the company by HID Global. In addition, Paul brings a strong engineering and design intelligence to our team.


 **Christopher Sanchez**
Research and Development Manager
Christopher is the co-inventor of the EveryDay Contacts coating technology used to enhance the performance of our daily disposable contact lens. Christopher has a degree in Chemistry from the University of New Mexico.


 **Jan Michael Gosau**
Head of Research & Development
The co-inventor of the EveryDay Contacts coating technology. Dr. Gosau has 25 years experience specializing in chemistry and surface coatings. He received his Dr.rer.nat (Ph.D) from Freie Universitat Berlin.


Downloads

EveryDayContacts InvestorDeck 111620.pdf

The Story of EveryDay Contacts

We started out as a thin film nanocoating company developing water repellent and water loving nanocoatings. Sounds pretty cool but......

You need things to coat!

In 2015/2016 we discovered our hydrophilic (water-loving) coating worked really well with daily disposable contact lenses. So, we spent the next few years improving the coating and working on finding a contact lens company to bite.



Chris in the Lab!

Learning about the contact lens market.

We quickly realized that the big contact lens companies wanted finished products. About this time, we also noticed that pure-play direct to consumer contact lens companies started entering the market. We began surveying contact lens wearers and eye doctors about the contact lens market, we learned a few things:

- Pure Play Direct to Consumer entrants were targeting consumers directly but putting patients at risk.

- Yet, consumers, particularly younger ones like the direct to consumer model.

- Online and big box retailers were having a negative impact on the relationship between the eye care practice and their patient and causing them to lose out on potential revenue.

- Daily Disposable lenses (the lenses produced by EveryDay Contacts) were the fastest growing segment of contact lenses.


GUESS

Customer Discovery at Vision Expo

So, we created EveryDay Contacts

In 2018, we created EveryDay Contacts to commercialize our own coating technology and to fill in a gap in the contact lens market for contact lens users who wanted a great consumer experience from their contact lens but still want a relationship with their eye doctor.


EVERYDAY
CONTACTS
Daily Disposable
Silicone Hydrogel
Contact Lens


EVERYDAY CONTACTS

EveryDay Contacts' Clinical Trial Lens Packaging

Recognizing the essential role of the eye doctor

We completely understand the consumer's need for convenient access and best pricing. However, a contact lens is a foreign object you stick in your eye and still requires a prescription. A 2015 Hanover Research Study that found that 94% of contact lens users rely on the lens recommendation of their doctor. Our own customer discovery showed the same results. In addition, eye doctors recognize that when they are involved in the decision there are better health outcomes for the contact lens user. So, we created a business model that balances the demands of the consumer for price and convivence while recognizing the essential role of the eye doctor to maintain their patient's health.


EVERYDAY CONTACTS
EVERYDAY CONTACTS

EveryDay Contacts at New Mexico Optometric Association Booth 2019

Which innovation is more important the Business Model or the Coating Technology?

There are two features of innovation we are bringing to market. The first is our proprietary comfort coating technology, the second is our doctor-enabled direct to consumer business model. Ultimately, they are both important, and work together to provide the best contact lens user experience.

The coating technology is unique and allows us to add a hydrophilic ("water-loving") coating to enhance the comfort of our silicone hydrogel daily disposable contact lens. By adding a water loving coating layer to the silicone hydrogel contact lens we can provide a better contact lens user experience. In addition, because the lens is unique it will not be substitutable under the current contact lens rules. This will enable us to provide and exclusive offering through our partner doctors and enables our business model to work.

The business model empowers Independent Eye Care Professionals by providing them an exclusive direct-to-consumer (D2C) contact lens option for their practice. This allows them a couple of benefits. First, as a reseller they will be able to recapture lost revenue that would otherwise walk from their office and order from other distributors. Second, since the lenses will be shipped to the contact lens user on a monthly basis, our platform will put the doctors name front and center on this shipment and allow the doctor to share messaging and education with their patient monthly. Finally, because we will only distribute through our partner doctors, the model enables our partner doctors to have an exclusive D2C offering for their patients who want a D2C alternative.

To be clear, this is not a pure D2C option, as the patient will need to see their doctor. However, pure D2C contact lens sales ignore healthcare best practices and can put patients at risk. We believe this hybrid model is the best way to provide great service to the contact lens user and ensure proper eye care.


EVERYDAY CONTACTS
Patient Health centered Model
EYE DOCTOR
OFFICE VISIT
EVERYDAY CONTACTS PLATFORM
PARTNER AGREEMENT
PRESCRIPTION, SUBSCRIPTION, COMMUNICATION + EDUCATION
CONSUMER /PATIENT
LENSES SHIPPED MONTHLY
EVERYDAY CONTACTS
NEW MODEL
DOCTOR-ENABLED D2C
The only Doctor centered consumer model
+ Helps practice recapture lost revenue
+ Doctor/Patient communication through the platform and monthly contact lens delivery from your practice
+ $50/month to the patient
EVERYDAY CONTACTS

EveryDay Contacts' Business Model

What about Competition?

The pure play Direct to Consumer (D2C) players like Hubble Contacts, Aveo & Waldo offer subscription contact lenses. However, they offer old off-patent lenses, compete on price & convenience and bypass the eye doctor, putting the patients' health at risk. BigBox & Online retailers offer traditional lens brands & compete on price & convenience; these companies do not have a relationship with the eye care professional. Eyeris is a doctor supportive model (which we love), however, they are using the same low Dk/t lens material

as other companies. Our unique position is our proprietary comfortable lens, our commitment to the iECP combined with our consumer oriented D2C subscription experience. We give the eye doctor the opportunity to provide a D2C offering while maintaining a focus on the health of their patient.


hub
hub
Contact Lens Start-Up, Big on Social Media,
May Be Bad for Eyes, Doctors Say
The company, Hubble, offers customers contact lens subscriptions at low monthly prices. Critics say it bypasses eye care professionals, doesn't properly vet prescriptions and takes advantage of federal regulations to the detriment of consumers.

New York Times Article: On Pure D2C Contact Lens Competitor

Now we're preparing for our clinical trial

We are launching our clinical trial in Q1/21 which will lead to FDA approval in Q4/21 and expect to be ready to launch our lens to the market in Q4/21.



EveryDay Contacts' Team on a COVID Safe Zoom Call October 2020

EveryDay Contacts is the only premium contact lens company for both patients and doctors, we have reengineered the contacts lens and the delivery system to provide people with both better lenses and essential expertise, because first and foremost, our vision is to protect yours

Investor Q&A

COLLAPSE ALL

What does your company do?

We are introducing a premium daily disposable contact lens with an exclusive comfort coating developed by our team to enhance the wettability and comfort of silicone hydrogel contact lenses. A prime innovation is our product delivery model that respects the role of the eye doctor while providing the contact lens user all the things they like about the direct to consumer experience.

Where will your company be in 5 years?

Annual sales of $100M with a full range of disposable lens products and a partner network of 1,000's of eyecare professionals - while maintaining our core values: priority on patient health and including the eye care professional in the customer relationship. These projections are not guaranteed.

Why did you choose this idea?

We developed the coating technology first, then explored the best way to bring it to market. Our mission is to put the health of the contact lens users first. So, with the help of our advisors we developed a delivery model that provides value to the lens user by partnering with the eye doctor thereby ensuring their health.

How far along are you? What's your biggest obstacle?

We completed our lens development and launching our clinical trial in Q1/21; internet infrastructure planned, eyecare professionals on board and initial funding round complete. Expect FDA approval Q3/21, and expect to be ready to launch the business commercially in Q4/21. Plus, we have been blessed with a world-class medical advisory board.

Who competes with you? What do you understand that they don't?

Our primary competition is pure play Direct to Consumer (D2C) players - Hubble Contacts, Aveo and Waldo offer subscription contact lenses. However, they offer old off-patent lenses, and while they compete on price and convenience, they bypass the eye doctor, putting the patient's health at risk. BigBox and Online retailers offer traditional lens brands competing on price and convenience with no eye care professional relationship. MyEris is a doctor supportive lens, however, they are using the same lens material as other companies. Our unique position is our commitment to the eye doctor combined with our consumer focus. We give the eye doctor the opportunity to provide a D2C offering while maintaining a focus on the health of their patient.

How will you make money?

The business model is a doctor enabled D2C subscription model. The contact lens user gets all the things they like about the direct to consumer experience. The lenses are available from an EveryDay Contacts partner doctor. The consumer/patient will be billed $50/month immediately prior to lenses being shipped to them.

$50/month immediately prior to lenses being shipped to them.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risks are 1) Adoption by the consumer, 2) Adoption by the eye care professional, 3) FDA approval, 4) manufacturing risk and 5) Financial risk. These are serious risks and we have built our team and structured our model to address these risks.

